SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON SEPTEMBER 10, 2009

Date, Time and Place: September 10, 2009, at 09:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP. Attendance: Shareholders representing the total voting capital stock. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Junior, Secretary: Mrs. Priscilla Helena Martins de Souza. Call Notice: Call Notice published in the issues of 26, 27 and 28, August 2009 of Valor Econômico newspaper and in the issues of 26, 27 and 28, August 2009, of Diário Oficial do Estado de São Paulo (State of São Paulo Official Gazette). Agenda: To pass a resolution about the proposal for amendment to article 6 of the Bylaws in order to increase the authorized capital stock of the Company. Resolutions made: After the necessary explanations were provided, a resolution was unanimously approved to the effect of amending art. 6, head paragraph, of the Bylaws of the Company, in order to increase the authorized capital stock of the Company from two billion reais (R$ 2,000,000,000.00) to four billion reais (R$ 4,000,000,000.00), which shall hereinafter read as follows: “ARTICLE 6 – With due regard to the applicable legal limits, the Company is authorized to increase its capital stock up to four billion reais (R$ 4,000,000,000.00) . (...)”. Paragraphs 1 and 2 and the other articles of the Bylaws shall remain unchanged. Minutes and Publications: The shareholders attending the meeting approved these minutes to be drawn-up on a summary form, as set forth in article 130 of the LSA, as amended. Approval and Signing of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the Chairman and the Secretary of the Meeting.

São Paulo, September 10, 2009.

____________________________________	____________________________________
Constantino de Oliveira Junior	Priscilla Helena Martins de Souza
Chairman	Secretary

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.